SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050286

SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH. D.C. 207 SECTION

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 8, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

PROCESSED
AUG 1 3 2002
THOMSON
FINANCIAL

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ______________________.]

TALISMAN

ENERGY

Talisman Three Month Cash Flow $652 Million
$1.2 Billion Year to Date
Production up 16% Over Last Year

CALGARY, Alberta – July 30, 2002 – Talisman Energy Inc. today reported second quarter cash flow of $652 million ($4.84/share). This is an increase of 2% from a year ago and up 13% from the first quarter. Contributing factors included a 16% increase in production volumes from the second quarter of 2001, lower royalty rates and lower unit operating costs. Commodity prices were down 14% from a year ago but 15% higher than average realized prices in the first quarter.

Net income was $90 million ($0.62/share) during the quarter, compared to $289 million ($2.09/share) a year ago. Talisman has reflected recent changes to the North Sea and Alberta fiscal regimes during the quarter, taking a one time $116 million non-cash charge as a provision for future tax liabilities. Excluding this charge, Talisman's net income would have been $206 million ($1.48/share) for the quarter.

"Talisman's success with the drill bit continues, most recently at Monkman deep," said Dr. Jim Buckee, President and Chief Executive Officer. "Each such success generates value and future production for our shareholders. Operationally, the Company continues to perform well, maintaining production rates in the second quarter, which is an accomplishment considering this is a period of high maintenance and plant turnarounds. Production averaged 450,000 boe/d during the quarter, an increase of 16% from last year. Over the remainder of the year, we expect to average between 450,000-460,000 boe/d. For 2003 and 2004, we are expecting approximately10% compound growth as new projects come on stream in Southeast Asia, Algeria and Trinidad.

"Capital spending will likely be increased from earlier estimates of $2 billion to about $2.2 billion with the increase primarily allocated to minor asset deals.

"Commodity prices, in particular oil prices, have remained resilient with continued economic growth and the overhang of political tension in the Middle East. However, Alberta spot natural gas prices have fallen as a result of a number of short-term factors, including pipeline maintenance, increased hydropower and high storage levels. Talisman has approximately 15-20% of its domestic gas exposed to AECO spot prices, which in turn represents less than 10% of the Company's production volumes.

"We are currently forecasting cash flow per share of $18-19 for 2002, based on US$24.75/bbl WTI and US$3.10/mcf NYMEX gas prices over the balance of the year. With a solid balance sheet, continuing strong cash flow and good growth prospects, Talisman remains a premium investment."

For the six months ended
June 30, 2002
INTERIM REPORT

Second Quarter Financial and Production Summary

Cash flow of $652 million ($4.84/share), compared to $641 million ($4.73/share) in the second quarter of 2001. Cash flow was up 13% over the first quarter.

- Net income of $90 million ($0.62/share), compared to $289 million ($2.09/share) a year earlier. Excluding a one time charge for future tax liabilities, income during the quarter would have been $206 million ($1.48/share).
- Production of 450,000 boe/d during the quarter, compared to 387,000 boe/d a year earlier.
- Oil prices of $36.46/bbl in the second quarter, down 6% from the second quarter of 2001. Natural gas prices were $4.02/mcf ($4.08/mcf in Canada), down 30% compared to $5.74/mcf ($5.99/mcf in Canada) in the same period last year.
- Long-term debt of $2.8 billion (1.2:1 debt to cash flow ratio based on previous 12 months).
- Exploration and development spending during the quarter of $386 million, versus $474 million in the same period a year ago.

Operations Summary

- Talisman has participated in 226 wells in Canada year to date, including 129 gas wells and 73 oil wells (89% success).
- A significant deep gas discovery was made near Talisman's Monkman operations in the B.C. Foothills. The b-79-J well tested at rates of 15-37 mmcf/d, opening a large potential new play area on Talisman land.
- Alberta Foothills production reached a record 130 mmcf/d during the quarter.
- In the North Sea, the Halley field was commissioned on July 2, with production rates currently in excess of 18,000 bbls/d (Talisman 60%).
- Significant exploration wells are underway in the Buchan Area, the Flotta Catchment Area and near Clyde.
- In Indonesia, additional gas sales from the Corridor field are expected at year end. Negotiations continue for sales to new markets.
- The development of Talisman's oil and gas properties in Malaysia/Vietnam is on budget and scheduled for start up in the third quarter of 2003.
- In Sudan, Talisman continues to delineate the potential in Block 4. An appraisal well located the oil water contact at Diffra West, proving the commerciality of the structure. In a separate compartment, Diffra-1 is preparing to test.
- In Algeria, the MLN project is 40% complete with first oil expected in the second quarter of 2003. First oil from Ourhoud is expected at year end.
- Two appraisal wells were drilled in Trinidad during the quarter. Both encountered hydrocarbons. The Mokatika exploration well was dry.

Management's Discussion and Analysis (MD&A)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements. The calculation of barrels of oil equivalent (boe) is based on a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil equivalent. All comparative percentages are between the quarters ended June 30, 2002 and June 30, 2001, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Financial (millions of Canadian dollars unless otherwise stated)				
Cash flow[1]	**652**	641	**1,229**	1,405
Net income[1 & 3]	**90**	289	**191**	572
Exploration and development expenditures	**386**	474	**948**	848
Per common share (dollars)				
Cash flow[1] – Basic	**4.84**	4.73	**9.15**	10.37
– Diluted	**4.76**	4.64	**9.00**	10.18
Net income[2 & 3] – Basic	**0.62**	2.09	**1.33**	4.14
– Diluted	**0.61**	2.05	**1.31**	4.06
Production (daily average production)				
Oil and liquids (bbls/d)	**275,157**	224,085	**276,556**	232,271
Natural gas (mmcf/d)	**1,051**	980	**1,047**	987
Total boe/d (6mcf=1boe)	**450,354**	387,486	**451,137**	396,739

1) Amounts are reported prior to preferred security charges of $10 million ($6 million, net of tax) for the three months ended June 30, 2002 (2001 - $11 million; $6 million, net of tax).
2) Per common share amounts for net income and diluted net income are reported after preferred security charges.
3) Comparative 2001 net income and related per share amounts have been restated in accordance with a new CICA accounting standard (see Accounting Changes).

Cash flow for the quarter ended June 30, 2002 increased $11 million (2%) to $652 million with higher production more than offsetting lower commodity prices. Cash flow for the first six months was $1.2 billion, down from $1.4 billion in 2001. Net income for the quarter fell to $90 million ($0.62/share) due largely to a one time non-cash adjustment related to an increase in the UK corporate tax rate.

Production (daily average production)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Oil and liquids (bbls/d)				
Canada	**63,050**	66,624	**63,328**	66,456
North Sea	**129,002**	85,751	**130,850**	95,533
Southeast Asia	**22,501**	18,502	**22,766**	18,628
Sudan	**60,604**	53,208	**59,612**	51,654
	275,157	224,085	**276,556**	232,271
Natural gas (mmcf/d)				
Canada	**822**	792	**822**	791
North Sea	**136**	99	**128**	103
Southeast Asia	**93**	89	**97**	93
	1,051	980	**1,047**	987
Total boe/d (6mcf=1boe)	**450,354**	387,486	**451,137**	396,739

Total liquids production for the quarter is up 51,072 bbls/d (23%) with the majority of the increase coming from the North Sea with additional increases in Sudan and Malaysia/Vietnam in Southeast Asia. Total natural gas production for the quarter is up 71 mmcf/d (7%) with increases in Canada and the North Sea.

North Sea liquids production is up 50% or 43,251 bbls/d during the quarter compared to last year with a significant portion of the increase coming from the Blake oil field. The Ross/Blake combined rate was 30,657 bbls/d for the quarter compared to 972 bbls/d for Ross in the second quarter of 2001. Ross had been shut in for the second quarter of 2001 to allow production vessel modifications for Blake production to be tied in. Production from Beatrice contributed to an increase of 7,636 bbls/d for the quarter as Beatrice was shut-in during the first half of 2001 for pipeline replacement. Hannay averaged 2,400 bbls/d during the quarter and was impacted by operational issues which have now been resolved. Hannay commenced production in March 2002. Ongoing development drilling and minor property acquisitions more than offset natural declines in other core areas.

Liquids production in Canada is down from a year ago due to minor non-core property dispositions and natural declines, partially offset by development drilling at Chauvin and other core areas.

Southeast Asia production increased to 22,501 bbls/d due to the inclusion of production from Malaysia/Vietnam PM3 CAA (5,444 bbls/d) which was partly offset by natural declines in the Indonesian blocks. Indonesia production averaged 17,057 bbls/d for the quarter, with declines mitigated by a successful fracture stimulation program at Tanjung.

Sudan production increased 14% due to facilities enhancements, increased pipeline capacity, additional use of electrical submersible pumps, pipeline drag reducing agents and ongoing development drilling.

Natural gas production for the quarter in Canada is up over last year due to successful drilling and the Petromet acquisition in May 2001. Production for the quarter is consistent with the first quarter. Additional development drilling helped offset natural declines, minor non-core property disposals and routine maintenance turnarounds. North Sea natural gas production for the quarter is up 38% from last year and 15% from the first quarter due to an increase in pipeline capacity available to Talisman and the acquisition of Lundin Oil's interest in the Brae field. Southeast Asia natural gas production is highly dependent on demand from Caltex, currently the Company's sole purchaser of gas from Corridor. During the second quarter, demand from Caltex fell causing gas production to average 93 mmcf/d. Production from OK Block (4 mmcf/d), which commenced at the end of the first quarter, partly offset the reduction in demand from Caltex. As a result of the sales to Caltex falling below their minimum volume commitment of approximately 100 mmcf/d, Talisman recorded $7 million of deferred revenue during the quarter.

	Three months ended June 30		**Six months ended June 30**	
Netbacks	**2002**	2001	**2002**	2001
Oil and liquids ($/bbl)				
Sales price	**36.46**	38.66	**33.87**	37.57
Hedging expense (income)	**0.11**	0.12	**(0.32)**	0.13
Royalties	**6.32**	8.34	**5.92**	7.44
Operating costs	**7.17**	7.45	**7.27**	7.19
	22.86	22.75	**21.00**	22.81
Natural gas ($/mcf)				
Sales price	**4.02**	5.74	**3.78**	6.99
Hedging expense (income)	**(0.16)**	0.13	**(0.25)**	0.28
Royalties	**0.65**	1.37	**0.64**	1.69
Operating costs	**0.62**	0.62	**0.61**	0.60
	2.91	3.62	**2.78**	4.42
Total $/boe	**20.77**	22.32	**19.32**	24.36

Netbacks do not include synthetic oil and pipeline operations. Additional netback information by major product type and region is included elsewhere in this interim report.

World oil prices are down slightly from a year ago but have increased from the first quarter. Talisman's crude oil prices are consistent with the movement in world oil indices. The strengthening Canadian dollar reduced the Company's reported price as compared to the oil indices; within Canada this was offset by an improvement in the heavy oil differential.

Natural gas prices in North America have decreased by one third compared to the second quarter of 2001 but have rebounded from the first quarter of 2002. The change in Talisman's Canadian natural gas price tracked the North American indices but was partially mitigated by fixed price contracts that reduced Talisman's exposure to temporary price fluctuations. North Sea natural gas spot prices are seasonal resulting in a drop of 39% from the first quarter of 2002. Southeast Asia natural gas prices are tied to oil prices.

The strengthening oil prices during the quarter resulted in $3 million ($0.11/bbl) of losses on oil hedges, similar to the loss in the second quarter of 2001, but down from the gain of $19 million ($0.75/bbl) recorded in the first quarter of this year. The decrease in North American gas prices resulted in a $0.16/mcf gain on financial gas hedges ($16 million) for the quarter, as compared to a loss last year during the same period of $0.13/mcf ($12 million).

As a result of the CICA deferring the Accounting Guideline on Hedging Relationships until 2003, the Company will continue to record the cash payments and receipts on its three-way collars as part of hedging activities.

	Three months ended June 30		**Six months ended June 30**	
Average royalty rates (%)	**2002**	2001	**2002**	2001
Canada	**18**	26	**20**	26
North Sea	**5**	5	**5**	5
Southeast Asia	**25**	20	**26**	20
Sudan	**38**	45	**38**	42
	17	23	**17**	22

The average royalty rate for the Company decreased, compared to last year, as a result of lower commodity prices with the most significant decrease being in Sudan. Royalties in Sudan are impacted by price changes, production levels and the timing of expenditures. In Canada, in addition to the impact of lower commodity prices, there has been a temporary rate reduction in the quarter of 2% relating to adjustments from earlier periods. Southeast Asia royalties increased due to the depletion of a cost recovery pool at Tanjung and the inclusion of production from PM3 CAA, which has a royalty rate of 30%. The natural gas royalty rate in the North Sea increased to 13% as a result of the acquisition of Lundin Oil's carried interest in the Brae field. The overall royalty rate in the North Sea remained at 5% with a small drop in liquids royalties offsetting the natural gas rate increase. In conjunction with the change in fiscal terms in the UK, as discussed later, the UK announced its intention to abolish government royalties at a date to be determined in the future.

	Three months ended June 30		**Six months ended June 30**	
Operating costs ($/boe)	**2002**	2001	**2002**	2001
Canada	**4.14**	4.39	**4.28**	4.26
North Sea	**8.53**	9.76	**8.90**	9.20
Southeast Asia	**5.71**	5.55	**5.43**	5.11
Sudan	**4.55**	3.93	**3.74**	3.82
	5.81	5.85	**5.87**	5.69

Canadian operating costs averaged $4.14/boe, down 6% from the second quarter of 2001, with unit costs of $4.64/bbl for liquids and $0.65/mcf for natural gas. Unit operating costs for the first half of 2002 are relatively unchanged from the first half of 2001.

North Sea unit operating costs decreased to $8.53/boe for the quarter due to the increase in production. As compared to the first quarter of 2002, North Sea unit operating costs are down due to reduced maintenance expenditures.

Southeast Asia unit operating costs averaged $7.61/bbl for liquids (2001 $8.04/bbl) and $0.49/mcf for natural gas (2001 $0.41/mcf). Reduced Indonesian liquids operating costs more than offset the decline in production to reduce the unit operating costs below 2001. Higher operating costs coupled with a small decrease in production caused natural gas unit costs to increase slightly in 2002.

Sudan unit operating costs are up due to the increase in use of production enhancing measures such as drag reducing agents and electrical submersible pumps.

Exploration and Development Expenditures ($ millions)	**Three months ended June 30**		**Six months ended June 30**	
	2002	2001	**2002**	2001
Canada	**147**	198	**432**	407
North Sea	**105**	206	**254**	313
Southeast Asia	**55**	17	**105**	34
Sudan	**21**	28	**46**	51
Other	**58**	25	**111**	43
	386	474	**948**	848

Exploration and development expenditures totalled $948 million for the first six months of 2002. The total capital budget for the year is expected to be $2.2 billion. In Canada, the focus continues to be on natural gas exploration and development. In the North Sea, a significant portion of the amount spent during the first six months was on development spending for Hannay, Halley, Tartan and Claymore. In Southeast Asia, the majority of the capital spending related to the Malaysia/Vietnam development. In Sudan, three quarters of the amount spent in the first six months of 2002 related to development activities with the remainder spent on exploration. Other exploration and development expenditures for the first six months of 2002 included $52 million spent in Trinidad, $41 million in Algeria and $6 million in Colombia.

DD&A ($/boe)	**Three months ended June 30**		**Six months ended June 30**	
	2002	2001	**2002**	2001
Canada	**8.14**	7.89	**8.27**	7.49
North Sea	**12.42**	12.01	**12.13**	11.55
Southeast Asia	**6.11**	6.38	**6.11**	6.46
Sudan	**4.14**	4.13	**4.23**	3.99
	8.88	8.33	**8.85**	8.10

Depreciation, depletion and amortization increased with higher production. The overall DD&A rate increased with higher capital spending and a change in production mix with more production as a percentage of the Company's total production being sourced from the UK. In Canada, the rate was further impacted by the Petromet acquisition and higher land acquisition costs. The DD&A rate decreased in Southeast Asia due to increased Corridor natural gas reserves which is partially offset by the higher DD&A rate associated with PM3 CAA production.

Other ($ millions except where noted)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
G&A ($/boe)	**0.87**	0.75	**0.81**	0.75
Interest costs capitalized	**4**	7	**11**	12
Dry hole expense	**25**	41	**52**	55
Other expense	**23**	(60)	**74**	2
Interest expense	**46**	30	**84**	59
Other revenue	**18**	18	**39**	43

Other expense for the quarter ended June 30, 2002 includes foreign exchange losses of $13 million, primarily on the Pound Sterling debt prior to it being swapped into US dollars, the Company's functional currency since January 1, 2002. In the second quarter of 2001, other expense included foreign exchange gains of $53 million primarily related to the US dollar denominated long-term debt. As discussed below in Accounting Changes, the Company has restated the 2001 foreign exchange gains in accordance with a new CICA accounting standard.

Other expense in the six months ended June 30, 2002 includes an impairment charge recorded during the first quarter of $45 million ($32 million after tax) relating to the North Sea Kildrummy project. The results of the second appraisal well indicated that the reserves were not sufficient for field development under present economic circumstances.

The increase in interest expense reflects the increase in average debt levels in 2002 compared to 2001.

Taxes ($ millions)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Current income tax	**73**	69	**124**	194
Future income tax	**125**	34	**122**	109
Petroleum revenue tax	**35**	36	**76**	80
	233	139	**322**	383

The Company's effective tax rate, after adjusting for petroleum revenue tax, which is deductible for income tax purposes, increased to 69% for the quarter. This is due to the one time non-cash increase of $116 million in the future tax liability at June 30, 2002 as a result of changes to the UK and Alberta corporate tax rates as explained below. The effective rate before the changes to the corporate tax rates is 29%, down from the comparable rate in 2001, due to an increase in the percentage of the Company's pre-tax income coming from the UK.

During the quarter, the UK substantially enacted a 10% supplemental tax on North Sea oil and gas profits and an acceleration of capital allowances. The impact of these changes is expected to be cash flow positive in the near term as the acceleration of capital allowances more than offsets the new 10% tax. On a non-cash basis, the provision for future tax liability during the second quarter was increased $128 million as a result of the substantial enactment of the supplemental tax. Partially offsetting the increase in UK future tax is a $12 million reduction in Canada as a result of a decrease in the Alberta corporate tax rate, effective April 1, 2002.

Long-term Debt and liquidity

During the quarter, the Company completed a $571 million (£250 million) Eurobond offering of 6.625% notes due December 5, 2017. The Company has entered into a partial term hedge to effectively convert this indebtedness into a US dollar floating rate liability.

The current portion of long-term debt as shown at December 31, 2001 has been eliminated as a result of the Company's ability to refinance amounts due within one year with existing bank facilities.

During the first quarter, the Company renewed its shelf prospectus under which it may issue up to $500 million of medium term notes in aggregate in the Canadian public debt market. The shelf prospectus expires in March 2004.

The Company renewed its normal course issuer bid in March 2002. This permits Talisman to purchase up to 6,716,781 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal. No common shares have been repurchased by Talisman during the first six months of 2002.

Accounting changes

As disclosed in the Notes to the June 30, 2002 and December 31, 2001 Consolidated Financial Statements, effective January 1, 2002, the following accounting changes were implemented:

The Company adopted the US dollar as its functional currency to reflect the increased exposure to the US dollar as a result of the growth in international operations. The Canadian and UK operations are considered to be self-sustaining with the Canadian dollar and Pound Sterling as their respective functional currencies. The adoption of the Pound Sterling as the functional currency of the UK operations is the result of the increased financial self-sustainability of this operation and its overall exposure to Pound Sterling transactions. The method used to translate the Company's results and financial position for items and transactions denominated in non-US currency is described in the notes to the interim financial statements.

As disclosed in the notes to the March 31, 2002 Interim Consolidated Financial Statements, the change in functional currency did not have a significant impact on the financial results of the Company for the quarter ended March 31, 2002. However, due to the weakening of the US dollar during the second quarter vis-à-vis the Canadian dollar and Pound Sterling, had the Company not made the above change to its functional currency, the net income for the quarter ended June 30, 2002 would have been approximately $100 million higher, primarily relating to foreign exchange gains on its US dollar denominated debt. Had the UK operations continued to be accounted for as being integrated with the parent Company's operations, the Company would have recorded a $90 million reduction to net income for the quarter ended June 30, 2002, primarily related to foreign exchange losses on its Pound Sterling denominated liabilities.

The Company's financial results continue to be displayed in Canadian dollars using the method described in the notes to the interim financial statements.

In accordance with a new CICA accounting standard, the Company ceased the deferral and amortization of the gains or losses on foreign currency denominated long-term debt. The new standard has been applied retroactively and the financial statements of comparative periods have been restated. The impact of the new standard on the current quarter's results was to decrease net income by $6 million. As indicated above, the 2001 comparative financial statements have been restated to include the impact of the new accounting standard as if the standard had been effective January 1, 2001. The restatement increased the net income for the quarter ended June 30, 2001 by $52 million.

Amortization of goodwill ceased and goodwill is now subject to ongoing annual impairment reviews, or as economic events dictate, based on the fair value of reporting units. This change did not have a significant impact on the current quarter's financial results.

Sensitivities

Talisman's financial performance is impacted by factors such as changes in volumes, commodity prices and exchange rates. The sensitivities as disclosed in the year end MD&A remain largely unchanged except that they have been updated for higher oil prices of US$24.75/bbl WTI and new commodity hedging contracts. As a result of these changes, the approximate impact in the second half of 2002 of a US$1.00/bbl increase in WTI is a $38 million increase in cash flow and a $34 million increase in net income. For a US$1.00/bbl decrease in WTI, the approximate impact is a $23 million reduction to cash flow and a $25 million reduction in net income.

Exploration and Operations Review

Canada

During the first six months of 2002, Talisman participated in 226 gross wells of which 143 were operated. A total of 129 gas wells and 73 oil wells were drilled with a success rate of 89%.

A recent commercial gas discovery at the Talisman-operated West Sukunka B-79-J/93-P-4 well opens up significant potential for new discoveries from deeper, under-explored reservoirs on Talisman land in the Monkman area of the B.C. Foothills. The well tested at a peak rate of 37 mmcf/d and is expected to be on production by September 2002. On July 17, 2002, Talisman and its partners purchased 7,383 hectares of land on trend with the B-79-J discovery well for $12 million complementing the two large blocks of land along the trend to the northwest already owned by Talisman.

Talisman's production in the Alberta Foothills core area reached record high levels of 130 mmcf/d during the quarter. This follows recent drilling, which has seen completion of 12 (gross) gas wells with a success rate of 100%. The three best gas wells produced 27 mmcf/d at their peak.

In the Greater Arch, Talisman drilled 42 gross wells year to date, out of a planned 2002 drilling program of 79 wells, with a 76% success rate. To date, nine gross wells (4.8 net), drilled at the end of 2001 have been tied in and are producing at an average of 4.5 mmcf/d.

Bigstone Wild River drilling success continues with 20 of a planned 36 wells drilled to date, with 100% success. The Wild River plant expansion was completed in early April and is currently delivering 20 mmcf/d of gas to Talisman's Central Foothills Gas Gathering System (CFGGS) and into the Talisman operated Edson Gas Plant. In Edson, 14 wells have been drilled with a 100% success rate. At Whitecourt, 21 of 29 planned wells have been drilled, with a 95% success rate.

At Chauvin, 12 oil wells have been drilled to date, with an additional 50 wells planned during the third and fourth quarters.

At Lac La Biche, Talisman drilled seven wells with a 95% success rate. First half drilling and well tie-ins added 4 mmcf/d initial production. In Carlyle eight horizontal wells were drilled (100% success). Shaunavon has seen four wells out of a six well drilling program completed.

As part of our ongoing rationalization program, Talisman completed 31 asset transactions during the quarter. Year to date, the value of Canadian property acquisitions and divestitures has been $141 million with net capital expenditures of $86 million.

United States

In Pennsylvania, the Fortuna/Seneca #3 well reached total depth at 13,844 feet, drilling 2,864 feet of horizontal section in the Black River. The well has been suspended, prior to completing a potential uphole gas zone.

North Sea

Talisman continued an active program in the North Sea spending $105 million during the quarter. Production in the quarter was flat against the first quarter of 2002 and up 48% against the second quarter of 2001, largely because the Ross and Beatrice facilities were shut in for most of the second quarter of 2001 and the Blake field had not started production.

During the quarter, the sand production issues at Hannay were resolved and the field is now producing over 5,000 bbls/d without sand production. Coiled tubing drilling continued on the Buchan field.

The Halley production well was completed during the quarter and started production on July 2. Production rates in excess of 18,000 bbls/d (Talisman 60%) are being achieved. A Halley injector will spud in the third quarter.

A successful development well was drilled at Saltire (Talisman 60%) in the Flotta Catchment Area and is expected to add over 2,000 bbls/d.

A subsea leak in the Claymore water injection system has constrained production by up to 5,000 bbls/d (Talisman share) in the second quarter; this will be repaired in the third quarter.

At the end of the second quarter, three significant exploration wells were drilling, one in the Buchan area, one in the Flotta Catchment Area and one near Clyde.

Planning for the Blake flank is continuing and a development decision is expected in the third quarter.

Indonesia

Additional gas sales to Caltex from the Corridor Gas Project are expected at year end. The Singapore gas sales project is expected to start production at the end of 2003. Negotiations for additional gas sales to Malaysia, Singapore, Batam, Sumatra and Java are continuing.

A consortium including Talisman has been selected as the preferred bidder to invest in the new Indonesian gas pipeline company, Trans Gas Indo. Talisman will have a 15% stake in the consortium which will hold a 40% interest in the pipeline company. This process is expected to be completed during the third quarter and will give the Company a strategic position in the existing gas pipeline from Corridor to Duri, the pipeline being constructed from Corridor to Singapore and potential new pipelines.

The Maleo-1 farm out well, in which Talisman retained a 25% working interest, tested at a rate of 13.5 mmcf/d.

Malaysia/Vietnam

The development of the PM3 CAA remains on budget and scheduled for production start up in the third quarter of 2003.

An exploration commitment well at Chengkeh in the PM3 CAA was unsuccessful.

A consortium including Talisman was selected as the preferred bidder for the large block 46/02 in Vietnam adjacent to the PM3 CAA and detailed negotiations are progressing.

Sudan

Production in Sudan continues to exceed expectations and averaged 60,600 bbls/d in the second quarter; up 14% on the second quarter of 2001 and 3% on the first quarter of 2002. Current production remains constrained by pipeline capacity, however the consortium has now committed to additional pumping capacity which will increase pipeline capacity to approximately 300,000 bbls/d (gross) during the third quarter of 2003.

The Munga field is expected to start up in early August at a capability of 30,000 bbls/d, although production will be constrained by capacity.

Water injection into the Unity field continues to increase and is currently at 38,000 bwpd. The reservoir is responding as expected to water injection.

The appraisal well at Diffra West located the oil water contact, proving the commerciality of the structure. A well (Diffra-1) in a separate fault block will be tested in the third quarter and a well at Hamam in a fault block adjacent to Diffra West is drilling.

Nine exploration wells and one development well were drilled in the second quarter. Three of the exploration wells were dry and abandoned

Algeria

The Greater MLN project is 40% complete in preparation for first oil in April 2003. Production is expected to rise to 11,000 bbls/d (Talisman share) by year end 2003.

First oil for Ourhoud is expected at the end of 2002. Talisman's share of Ourhoud production is expected to be close to 5,000 bbls/d in 2003.

Trinidad

Following up on the mid-2001 oil discovery and subsequent appraisal wells, two appraisal wells were drilled in the second quarter. Angostura 2 encountered 714 feet of Angostura sand, including 258 of net gas pay and 35 feet of net oil pay. Canteen 2 encountered 1546 feet of Angostura sand, 63 feet of which was oil pay, the remainder being wet. Reserve estimates and the development plans are being revised in light of these results. First oil is expected during the second half of 2004.

The Mokatika exploration well was dry and abandoned.

The Licence for the Eastern Block was signed in July.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

This interim report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production, cash flows and net income, business plans for drilling and exploration, anticipated completion dates and results of exploration, development, maintenance and refurbishment projects, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", or "intends", or stating that certain actions, events or results "may" or "will" be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development maintenance or refurbishment projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan and the possibility of changes in U.S. law or policy with respect to companies doing business in Sudan; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TALISMAN
ENERGY

Talisman Energy Inc.
Highlights

	Three months ended June 30		*Six months ended June 30*	
	2002	*2001*	**2002**	*2001*
Financial				
(millions of Canadian dollars unless otherwise stated)				
Cash flow	**652**	641	**1,229**	1,405
Net income (1)	**90**	289	**191**	572
Exploration and development expenditures	**386**	474	**948**	848
Per common share (dollars)				
Cash flow (2)	**4.84**	4.73	**9.15**	10.37
Net income (1) (3)	**0.62**	2.09	**1.33**	4.14
Production				
(daily average production)				
Oil and liquids (bbls/d)				
Canada	**60,381**	63,529	**60,524**	63,522
North Sea	**129,002**	85,751	**130,850**	95,533
Southeast Asia	**22,501**	18,502	**22,766**	18,628
Sudan	**60,604**	53,208	**59,612**	51,654
Synthetic oil	**2,669**	3,095	**2,804**	2,934
Total oil and liquids	**275,157**	224,085	**276,556**	232,271
Natural gas (mmcf/d)				
Canada	**822**	792	**822**	791
North Sea	**136**	99	**128**	103
Southeast Asia	**93**	89	**97**	93
Total natural gas	**1,051**	980	**1,047**	987
Total mboe/d	**450**	387	**451**	397
Prices (4)				
Oil and liquids ($/bbl)				
Canada	**32.76**	33.70	**29.80**	34.42
North Sea	**37.71**	40.48	**35.77**	39.66
Southeast Asia	**38.77**	42.81	**35.78**	40.51
Sudan	**36.64**	40.22	**33.08**	36.51
Crude oil and natural gas liquids	**36.46**	38.66	**33.87**	37.57
Synthetic oil	**42.84**	42.54	**37.25**	42.96
Total oil and liquids	**36.53**	38.71	**33.90**	37.64
Natural gas ($/mcf)				
Canada	**4.08**	5.99	**3.68**	7.51
North Sea	**3.05**	3.92	**3.97**	4.66
Southeast Asia	**4.92**	5.60	**4.42**	5.15
Total natural gas	**4.02**	5.74	**3.78**	6.99
Total ($/boe) (includes synthetic)	**31.70**	36.93	**29.58**	39.43

(1) Comparative amounts for 2001 restated for new CICA accounting standard.
(2) Cash flow per common share is calculated before deducting preferred security charges.
(3) Net income per common share is calculated after deducting preferred security charges.
(4) Prices are before hedging.

TALISMAN

ENERGY

Talisman Energy Inc.
Consolidated Balance Sheets

(millions of Canadian dollars)	*June 30* 2002	*December 31* 2001 (restated)
Assets		
Current		
Cash	**36**	17
Accounts receivable	**685**	654
Inventories	**118**	99
Prepaid expenses	**20**	29
	859	799
Accrued employee pension benefit asset	**52**	51
Other assets	**42**	25
Goodwill	**461**	467
Property, plant and equipment	**9,582**	9,461
	10,137	10,004
Total assets	**10,996**	10,803
Liabilities		
Current		
Accounts payable and accrued liabilities	**784**	869
Income and other taxes payable	**226**	146
Current portion of long-term debt	**-**	189
	1,010	1,204
Deferred credits	**54**	71
Provision for future site restoration	**698**	619
Long-term debt	**2,794**	2,794
Future income taxes	**2,109**	1,989
	5,655	5,473
Shareholders' equity		
Preferred securities	**411**	431
Common shares	**2,731**	2,831
Contributed surplus	**73**	77
Cumulative foreign currency translation	**190**	-
Retained earnings	**926**	787
	4,331	4,126
Total liabilities and shareholders' equity	**10,996**	10,803

See accompanying notes.

Interim statements are not independently audited.

TALISMAN

ENERGY

Talisman Energy Inc.
Consolidated Statements of Income

(millions of Canadian dollars except per share amounts)	*Three months ended June 30*		*Six months ended June 30*	
	2002	*2001*	***2002***	*2001*
		(restated)		(restated)
Revenue				
Gross sales	**1,312**	1,287	**2,475**	2,775
Less royalties	**219**	291	**414**	614
Net sales	**1,093**	996	**2,061**	2,161
Other	**18**	18	**39**	43
Total revenue	**1,111**	1,014	**2,100**	2,204
Expenses				
Operating	**254**	224	**510**	439
General and administrative	**35**	27	**66**	54
Depreciation, depletion and amortization	**364**	294	**723**	582
Dry hole	**25**	41	**52**	55
Exploration	**41**	30	**78**	58
Interest on long-term debt	**46**	30	**84**	59
Other	**23**	(60)	**74**	2
Total expenses	**788**	586	**1,587**	1,249
Income before taxes	**323**	428	**513**	955
Taxes				
Current income tax	**73**	69	**124**	194
Future income tax (recovery)	**125**	34	**122**	109
Petroleum revenue tax	**35**	36	**76**	80
	233	139	**322**	383
Net income	**90**	289	**191**	572
Preferred security charges, net of tax	**6**	6	**12**	12
Net income available to common shareholders	**84**	283	**179**	560
Per common share (dollars)				
Net income	**0.62**	2.09	**1.33**	4.14
Diluted net income	**0.61**	2.05	**1.31**	4.06
Average number of common shares outstanding (millions)				
Basic	**135**	135	**134**	135
Diluted	**137**	138	**137**	138

Consolidated Statements of Retained Earnings

(millions of Canadian dollars)	*Three months ended June 30*		*Six months ended June 30*	
	2002	*2001*	***2002***	*2001*
		(restated)		(restated)
Retained earnings, beginning of period	**882**	619	**787**	308
Net income	**90**	289	**191**	572
Adoption of new accounting policy	**-**	(114)	**-**	(51)
Common share dividends	**(40)**	(41)	**(40)**	(41)
Purchase of common shares	**-**	(6)	**-**	(35)
Preferred security charges, net of tax	**(6)**	(6)	**(12)**	(12)
Retained earnings, end of period	**926**	741	**926**	741

See accompanying notes.

Interim statements are not independently audited.

TALISMAN
ENERGY

Talisman Energy Inc.
Consolidated Statements of Cash Flows

(millions of Canadian dollars)	*Three months ended June 30* **2002**	*2001* (restated)	*Six months ended June 30* **2002**	*2001* (restated)
Operating				
Net income	**90**	289	**191**	572
Items not involving current cash flow	**521**	322	**960**	775
Exploration	**41**	30	**78**	58
Cash flow	**652**	641	**1,229**	1,405
Deferred gain on unwound hedges	**(13)**	-	**(25)**	-
Changes in non-cash working capital	**28**	2	**10**	(4)
Cash provided by operating activities	**667**	643	**1,214**	1,401
Investing				
Corporate acquisitions	**-**	(770)	**-**	(770)
Capital expenditures				
Exploration, development and corporate	**(392)**	(486)	**(960)**	(863)
Acquisitions	**(15)**	(3)	**(20)**	(131)
Proceeds of resource property dispositions	**8**	19	**12**	24
Changes in non-cash working capital	**(132)**	(70)	**(79)**	(3)
Cash used in investing activities	**(531)**	(1,310)	**(1,047)**	(1,743)
Financing				
Long-term debt repaid	**(647)**	(207)	**(1,163)**	(317)
Long-term debt issued	**571**	581	**1,055**	676
Common shares issued (purchased)	**14**	(4)	**34**	(21)
Common share dividends	**(40)**	(41)	**(40)**	(41)
Preferred security charges	**(10)**	(11)	**(21)**	(21)
Deferred credits and other	**(4)**	5	**(13)**	(18)
Changes in non-cash working capital	**-**	1	**-**	-
Cash (used in) provided by financing activities	**(116)**	324	**(148)**	258
Net increase (decrease) in cash	**20**	(343)	**19**	(84)
Cash, beginning of period	**16**	335	**17**	76
Cash (bank indebtedness), end of period	**36**	(8)	**36**	(8)

See accompanying notes.
Interim statements are not independently audited.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman's Annual Report for the year ended December 31, 2001.

SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2001 except as follows:

Change in functional currency

Effective January 1, 2002, the Company adopted the US dollar as its functional currency. Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar. The Canadian and UK operations are considered self-sustaining with the Canadian dollar and Pound Sterling as their respective functional currencies. The remaining foreign operations are considered integrated and have the US dollar as their functional currency.

Self-sustaining operations are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

Foreign operations that are not considered self-sustaining are translated using the temporal method. Under this method monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The change in functional currency of the Company is due to the increased exposure to the US dollar as a result of the growth in international operations. The adoption of the Pound Sterling as the functional currency of the UK operations is the result of the increased financial self-sustainability of this operation and its overall exposure to Pound Sterling transactions.

The Company's financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. Unrealized gains and losses resulting from this translation are accumulated in a separate component of shareholders' equity described as cumulative foreign currency translation.

Treatment of foreign exchange gains and losses on long-term debt

In accordance with a newly issued Canadian Institute of Chartered Accountants (CICA) accounting standard, the Company no longer defers and amortizes the gains or losses on foreign currency denominated long-term debt as described in note 1(i) of the December 31, 2001 Consolidated Financial Statements.

Such gains or losses are reflected in the Income Statement in the period incurred. As discussed in the 2001 Annual Report, and as reflected in the first quarter's interim report, the new standard is being applied retroactively with the financial statements of comparative periods restated. The impact of the new standard on the current quarter's results was to decrease net income by $6 million. As indicated above, the 2001 comparative financial statements have been restated to include the impact of the new standard as if the standard had been effective January 1, 2001. The restatement increased the net income for the quarter ended June 30, 2001 by $52 million.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired. In accordance with a newly issued accounting standard, the amortization of goodwill ceased January 1, 2002. This change did not have a significant impact on the quarter's financial results. Goodwill is subject to impairment reviews on an annual basis, or as economic events dictate, based on the fair value of reporting units.

SHARE CAPITAL

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares (year to date)	2002	
	Shares	**Amount**
Balance at January 1,	133,733,182	$ 2,831
Issued upon exercise of stock options	1,086,092	33
Currency translation	-	(133)
Balance at June 30,	134,819,274	$2,731

Pursuant to a normal course issuer bid renewed in March 2002, Talisman may repurchase up to 6,716,781 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.

STOCK OPTIONS

Talisman has stock option plans that allow employees and directors to receive options to purchase common shares of the Company. Options granted under the plans are generally exercisable after three years and expire ten years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options are issued.

Continuity of stock options (year to date)	2002	
	Number Of Options	**Average Exercise Price**
Outstanding at January 1, 2002	7,497,611	41.49
Granted	1,100,710	64.73
Exercised	1,086,092	30.45
Expired/forfeited	30,900	57.30
Outstanding at June 30, 2002	7,481,329	46.45
Exercisable at June 30, 2002	3,079,729	33.88

No amount of compensation expense has been recognized in the financial statements for stock options granted to employees and directors. The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Three months ended				Six months ended			
	June 30, 2002		June 30, 2001		June 30, 2002		June 30, 2001	
	As Reported	**Pro Forma**	As Reported (restated)	Pro Forma	**As Reported**	**Pro Forma**	As Reported (restated)	Pro Forma
Net income ($millions)	**90**	**82**	289	282	**191**	**176**	572	561
Per common share ($/share)								
Basic	**0.62**	**0.56**	2.09	2.04	**1.33**	**1.22**	4.14	4.06
Diluted	**0.61**	**0.55**	2.05	2.00	**1.31**	**1.20**	4.06	3.98

The pro forma amounts above are not indicative of future results as options generally vest over three years and are reflected as compensation expense in the above table over this period. Additional awards in future years are anticipated.

Stock options granted during the six months ended June 30, 2002 had an estimated weighted-average fair value of $26.19 per option. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2001 Consolidated Financial Statements.

LONG-TERM DEBT

	June 30, 2002	December 31, 2001
Bank Credit Facilities (Canadian $ denominated)	**$ 135**	$ 1,264
Debenture and Notes (unsecured)		
US$ denominated (June 30, 2002 - US$ 850 million; December 31, 2001 – US$750 million)	**1,291**	1,194
Canadian $ denominated	**815**	525
£ denominated (June 30, 2002 - £250 million; December 31, 2001 – nil)	**553**	-
	2,794	2,983
Less current portion	**-**	(189)
	$ 2,794	$ 2,794

At June 30, 2002 the above indebtedness, including any amounts due within one year, has been classified as long-term debt since the Company has both the ability to replace the current portion with long-term borrowings under the revolving bank credit facilities and the intention to extend the terms of the respective credit facilities in 2002

During the quarter, the Company completed a $571 million (£250 million) Eurobond offering of 6.625% notes due December 5, 2017. The Company entered into a US dollar cross currency swap contract and an interest rate swap contract for an equivalent amount of the bond which has in effect converted this indebtedness to US$ 364 million with a floating interest rate based on US LIBOR. The hedge expires December 5, 2009.

Talisman Energy Inc.
Segmented Information

(millions of Canadian dollars)	Canada				North Sea (1)				SE Asia (2)			
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
		(restated)		(restated)								
Revenue												
Gross sales	**510**	626	**941**	1,443	**480**	350	**947**	770	**121**	117	**227**	222
Royalties	**89**	163	**170**	387	**22**	16	**49**	37	**31**	24	**58**	46
Net sales	**421**	463	**771**	1,056	**458**	334	**898**	733	**90**	93	**169**	176
Other	**8**	9	**18**	18	**10**	9	**21**	24	**-**	-	**-**	1
Total revenue	**429**	472	**789**	1,074	**468**	343	**919**	757	**90**	93	**169**	177
Segmented expenses												
Operating	**82**	84	**166**	163	**128**	104	**266**	208	**19**	17	**38**	32
DD&A	**148**	142	**300**	269	**172**	112	**334**	236	**21**	20	**43**	40
Dry hole	**5**	22	**21**	34	**-**	1	**-**	1	**4**	-	**4**	-
Exploration	**13**	15	**31**	28	**7**	10	**11**	13	**4**	1	**6**	2
Other	**20**	(31)	**7**	(19)	**9**	9	**72**	(11)	**8**	4	**8**	(1)
Total segmented expenses	**268**	232	**525**	475	**316**	236	**683**	447	**56**	42	**99**	73
Segmented income before taxes	**161**	240	**264**	599	**152**	107	**236**	310	**34**	51	**70**	104
Non-segmented expenses												
General and administrative												
Interest on long-term debt												
Currency translation												
Total non-segmented expenses												
Income before taxes												
Capital expenditures												
Exploration	**55**	81	**162**	154	**26**	23	**53**	41	**10**	3	**14**	8
Development	**92**	117	**270**	253	**79**	183	**201**	272	**45**	14	**91**	26
Exploration and development	**147**	198	**432**	407	**105**	206	**254**	313	**55**	17	**105**	34
Property acquisitions												
Proceeds on dispositions												
Other non-segmented												
Net capital expenditures (3)												
Property, plant and equipment			**4,873**	4,773			**2,817**	2,831			**944**	924
Goodwill			**291**	291			**41**	41			**129**	135
Other			**303**	265			**327**	371			**177**	137
Segmented assets			**5,467**	5,329			**3,185**	3,243			**1,250**	1,196
Non-segmented assets												
Total assets (4)												

(1) North Sea		Three months ended June 30		Six months ended June 30	
		2002	**2001**	**2002**	**2001**
Revenues	United Kingdom	**460**	337	**902**	741
	Netherlands	**8**	6	**17**	16
		468	343	**919**	757
Property, plant and equipment (4)	United Kingdom			**2,775**	2,791
	Netherlands			**42**	40
				2,817	2,831

(3) Does not include corporate acquisitions.

(4) Current year represents balances as at June 30, prior year represents balances as at December 31.

Sudan				Other				Total			
Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30	
2002	2001	2002	2001	2002	2001	2002	2001	2002	2001 (restated)	2002	2001 (restated)
201	194	360	340	-	-	-	-	1,312	1,287	2,475	2,775
77	88	137	144	-	-	-	-	219	291	414	614
124	106	223	196	-	-	-	-	1,093	996	2,061	2,161
-	-	-	-	-	-	-	-	18	18	39	43
124	106	223	196	-	-	-	-	1,111	1,014	2,100	2,204
25	19	40	36	-	-	-	-	254	224	510	439
23	20	46	37	-	-	-	-	364	294	723	582
7	7	7	9	9	11	20	11	25	41	52	55
2	3	4	8	15	1	26	7	41	30	78	58
2	10	2	15	(13)	(4)	(11)	3	26	(12)	78	(13)
59	59	99	105	11	8	35	21	710	577	1,441	1,121
65	47	124	91	(11)	(8)	(35)	(21)	401	437	659	1,083
								35	27	66	54
								46	30	84	59
								(3)	(48)	(4)	15
								78	9	146	128
								323	428	513	955
9	8	14	20	30	13	65	26	130	128	308	249
12	20	32	31	28	12	46	17	256	346	640	599
21	28	46	51	58	25	111	43	386	474	948	848
								15	3	20	131
								(8)	(19)	(12)	(24)
								6	12	12	15
								399	470	968	970
		727	767			221	166			9,582	9,461
		-	-			-	-			461	467
		79	44			15	7			901	824
		806	811			236	173			10,944	10,752
										52	51
										10,996	10,803

		Three months ended June 30		Six months ended June 30	
(2) **Southeast Asia**		2002	2001	2002	2001
Revenues	Indonesia	77	93	144	177
	Malaysia	12	-	23	-
	Vietnam	1	-	2	-
		90	93	169	177
Property, plant and equipment	Indonesia			492	508
	Malaysia			442	407
	Vietnam			10	9
				944	924

Indonesian oil revenues consist entirely of sales to Pertamina.

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2002

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated March 27, 2002 and a prospectus supplement dated March 28, 2002, and are based on the corporation's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at June 30, 2002.
The interest coverage ratios are for the 12 month period then ended.

	Preferred Securities as equity (5)	*Preferred Securities as debt (6)*
Interest coverage (times)		
Income (1)	**4.79**	**3.89**
Cash flow (2)	**15.11**	**12.27**
Asset coverage (times)		
Before deduction of future income taxes and deferred credits (3)	**3.57**	**3.07**
After deduction of future income taxes and deferred credits (4)	**2.55**	**2.19**

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(3) Total assets minus current liabilities; divided by long-term debt.

(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.

(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.

(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

TALISMAN
ENERGY

Talisman Energy Inc.
Product Netbacks

(C$ - production before royalties)		*Three months ended June 30* 2002	2001	*Six months ended June 30* 2002	2001
Canada	Oil and liquids ($/bbl)				
	Sales price	**32.76**	33.70	**29.80**	34.42
	Hedging (gain)	**0.11**	0.12	**(0.33)**	0.13
	Royalties	**6.35**	7.58	**6.12**	7.82
	Operating costs	**4.64**	5.02	**5.06**	4.97
		21.66	20.98	**18.95**	21.50
	Natural gas ($/mcf)				
	Sales price	**4.08**	5.99	**3.68**	7.51
	Hedging (gain)	**(0.21)**	0.17	**(0.32)**	0.35
	Royalties	**0.73**	1.64	**0.70**	2.05
	Operating costs	**0.65**	0.68	**0.65**	0.65
		2.91	3.50	**2.65**	4.46
North Sea	Oil and liquids ($/bbl)				
	Sales price	**37.71**	40.48	**35.77**	39.66
	Hedging (gain)	**0.11**	0.13	**(0.32)**	0.14
	Royalties	**1.41**	1.80	**1.50**	1.91
	Operating costs	**9.51**	11.31	**9.89**	10.43
		26.68	27.24	**24.70**	27.18
	Natural gas ($/mcf)				
	Sales price	**3.05**	3.92	**3.97**	4.66
	Hedging (gain)	**-**	-	**-**	-
	Royalties	**0.41**	0.23	**0.59**	0.21
	Operating costs	**0.49**	0.29	**0.47**	0.40
		2.15	3.40	**2.91**	4.05
Southeast Asia	Oil and liquids ($/bbl)				
	Sales price	**38.77**	42.81	**35.78**	40.51
	Hedging (gain)	**0.11**	0.12	**(0.33)**	0.13
	Royalties	**13.76**	12.73	**13.04**	12.28
	Operating costs	**7.61**	8.04	**7.38**	7.47
		17.29	21.92	**15.69**	20.63
	Natural gas ($/mcf)				
	Sales price	**4.92**	5.60	**4.42**	5.16
	Hedging (gain)	**-**	0.01	**-**	0.02
	Royalties	**0.25**	0.27	**0.23**	0.25
	Operating costs	**0.49**	0.41	**0.45**	0.38
		4.18	4.91	**3.74**	4.51
Sudan	Oil ($/bbl)				
	Sales price	**36.64**	40.22	**33.08**	36.51
	Hedging (gain)	**0.11**	0.12	**(0.31)**	0.12
	Royalties	**13.96**	18.28	**12.67**	15.45
	Operating costs	**4.55**	3.93	**3.74**	3.82
		18.02	17.89	**16.98**	17.12
Total Company	Oil and liquids ($/bbl)				
	Sales price	**36.46**	38.66	**33.87**	37.57
	Hedging (gain)	**0.11**	0.12	**(0.32)**	0.13
	Royalties	**6.32**	8.34	**5.92**	7.44
	Operating costs	**7.17**	7.45	**7.27**	7.19
		22.86	22.75	**21.00**	22.81
	Natural gas ($/mcf)				
	Sales price	**4.02**	5.74	**3.78**	6.99
	Hedging (gain)	**(0.16)**	0.13	**(0.25)**	0.28
	Royalties	**0.65**	1.37	**0.64**	1.69
	Operating costs	**0.62**	0.62	**0.61**	0.60
		2.91	3.62	**2.78**	4.42

Netbacks do not include synthetic oil or pipeline operations.

TALISMAN ENERGY

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended June 30		*Six months ended June 30*	
	2002	2001	**2002**	2001
Oil and liquids (bbls/d)				
Canada	**48,677**	49,233	**48,088**	49,099
North Sea	**124,183**	81,946	**125,352**	90,944
Southeast Asia	**14,514**	12,998	**14,466**	12,980
Sudan	**37,511**	29,028	**36,777**	29,800
Synthetic oil (Canada)	**2,521**	2,936	**2,664**	2,577
Total oil and liquids	**227,406**	176,141	**227,347**	185,400
Natural gas (mmcf/d)				
Canada	**675**	575	**666**	575
North Sea	**118**	93	**109**	98
Southeast Asia	**88**	85	**93**	88
Total natural gas	**881**	753	**868**	761
Total mboe/d	**375**	301	**372**	312

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks

(US$ - production net of royalties)		Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Canada	Oil and liquids (US$/bbl)				
	Sales price	**21.08**	21.87	**18.93**	22.43
	Hedging (gain)	**0.09**	0.10	**(0.26)**	0.11
	Operating costs	**3.71**	4.21	**4.04**	4.19
		17.28	17.56	**15.15**	18.13
	Natural gas (US$/mcf)				
	Sales price	**2.63**	3.89	**2.34**	4.89
	Hedging (gain)	**(0.16)**	0.15	**(0.25)**	0.31
	Operating costs	**0.51**	0.61	**0.51**	0.59
		2.28	3.13	**2.08**	3.99
North Sea	Oil and liquids (US$/bbl)				
	Sales price	**24.26**	26.27	**22.72**	25.85
	Hedging (gain)	**0.07**	0.09	**(0.21)**	0.09
	Operating costs	**6.35**	7.68	**6.56**	7.14
		17.84	18.50	**16.37**	18.62
	Natural gas (US$/mcf)				
	Sales price	**1.96**	2.54	**2.52**	3.04
	Hedging (gain)	**-**	-	**-**	-
	Operating costs	**0.37**	0.20	**0.35**	0.27
		1.59	2.34	**2.17**	2.77
Southeast Asia	Oil and liquids (US$/bbl)				
	Sales price	**24.94**	27.78	**22.73**	26.40
	Hedging (gain)	**0.11**	0.11	**(0.33)**	0.12
	Operating costs	**7.59**	7.43	**7.38**	6.98
		17.24	20.24	**15.68**	19.30
	Natural gas (US$/mcf)				
	Sales price	**3.17**	3.63	**2.81**	3.36
	Hedging (gain)	**-**	0.01	**-**	0.01
	Operating costs	**0.33**	0.28	**0.30**	0.26
		2.84	3.34	**2.51**	3.09
Sudan	Oil (US$/bbl)				
	Sales price	**23.57**	26.10	**21.01**	23.79
	Hedging (gain)	**0.11**	0.14	**(0.32)**	0.15
	Operating costs	**4.73**	4.67	**3.85**	4.32
		18.73	21.29	**17.48**	19.32
Total Company	Oil and liquids (US$/bbl)				
	Sales price	**23.50**	25.10	**21.63**	24.63
	Hedging (gain)	**0.09**	0.10	**(0.25)**	0.11
	Operating costs	**5.59**	6.17	**5.63**	5.88
		17.82	18.83	**16.25**	18.64
	Natural gas (US$/mcf)				
	Sales price	**2.59**	3.69	**2.41**	4.48
	Hedging (gain)	**(0.12)**	0.11	**(0.19)**	0.24
	Operating costs	**0.47**	0.52	**0.47**	0.51
		2.24	3.06	**2.13**	3.73

Netbacks do not include synthetic oil or pipeline operations.

TALISMAN

ENERGY

Executive:

James W. Buckee
President & Chief Executive Officer

Edward W. Bogle
Vice-President, Exploration

T. Nigel D. Hares
Vice-President, Frontier and International Operations

Joseph E. Horler
Vice-President, Marketing

Michael D. McDonald
Vice-President, Finance and Chief Financial Officer

Robert W. Mitchell
Vice-President, Canadian Operations

Robert M. Redgate
Vice-President, Human Resources and Corporate Services

M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects and
Corporate Secretary

Executive Office:

Talisman Energy Inc.
3400, 888 – 3rd Street S.W.
Calgary, Alberta, Canada
T2P 5C5

Telephone: (403) 237-1234
Facsimile: (403) 237-1902

Investor Relations Contacts:

M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects and
Corporate Secretary
(403) 237-1183

David W. Mann
Manager, Investor Relations and
Corporate Communications
(403) 237-1196
e-mail: tlm@talisman-energy.com

Abbreviations:

bbls	- barrels
bbls/d	- barrels per day
mbbls/d	- thousands of barrels per day
mmbbls	- million barrels
boe	- barrel of oil equivalent
mmboe	- million barrels of oil equivalent
mcf	- thousand cubic feet
mmcf	- million cubic feet
bcf	- billion cubic feet
liquids	- natural gas liquids

Notes:

1. Barrels of oil equivalent have been calculated on the basis of 6 mcf of natural gas equals 1 boe
2. Unless otherwise stated, all sums of money are expressed in Canadian dollars

Visit Talisman's Internet Website at www.talisman-energy.com

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Suite 1000, Ernst & Young Tower
440 2 Avenue S.W.
Calgary, Canada T2P 5E9

■ Phone: 403 290-4100
Fax: 403 290-4265

July 31, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Securities Commission
Registrar of Securities, Northwest Territories and Nunavut
Registrar of Securities, Yukon

Dear Sirs:

Re: Talisman Energy Inc. (the "Company")

We are the auditors of the Company and under date of February 8, 2002 we reported on the following consolidated financial statements of the Company incorporated by reference in the short form prospectus dated March 27, 2002, as supplemented by the prospectus supplement dated March 28, 2002, relating to the offering by the Company of up to $500,000,000 aggregate principal amount of Medium Term Note Debentures (the "Prospectus"):

Consolidated balance sheets as at December 31, 2001 and 2000; and

Consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2001.

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Company:

Consolidated balance sheet as at June 30, 2002; consolidated statements of income, retained earnings and cash flows for the three and six month periods ended June 30, 2002 and 2001 (the "Second Quarter Financial Statements");

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2001 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the Second Quarter Financial Statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to December 31, 2001.

We have, however, performed a review of the Second Quarter Financial Statements of the Company. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for the Second Quarter Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: August 8, 2002

A. D. Wagner
By
Ardith D. Wagner
Assistant Corporate Secretary

I:\CORPORAT\Sec-Com\SEC6K.doc